October 30, 2020

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

United States

Attention: Messrs. Coleman and Rodriguez, Division of Corporate Finance, Office of Energy & Transportation.

Re:	Caledonia Mining Corporation Plc
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed March 31, 2020
File No. 000-38164

Dear Messrs. Coleman and Rodriguez,

Below we provide our response to your letter dated August 17, 2020 regarding the Form 20-F for the Year Ended December 31, 2019 (the “Filing”). For ease of reference, we have repeated the Staff comments in italicized font type and followed each comment with our response.

“Item 4 - Information on the Company

D. Property, Plant and Equipment

Mineral Reserve Calculations, page 32

1.	Please clarify the reporting date of your mineral reserves and ensure your mineral reserves correspond to your fiscal year end. In your response please provide an annual reserve reconciliation corresponding to the reserve number in your February 13, 2018 technical report as referenced in your filing.”

In Table 1 we have reconciled our mineral reserve estimates on the various dates mentioned in your letter, our Filing and previous filings as relevant. Table 1 represents the correct mineral reserve estimate as it should have been presented in our Filing.

	Stope tonnes	Gold content
	Kt	Oz
August 31, 2017 (Previous Technical report estimation date – externally verified estimate)	4,319	516,991
Depletion due to production	(227)	(26,343)
February 13, 2018 (Previous Technical report publication date of estimation at August 31, 2017 – internally generated estimate)	4,092	490,648
Depletion due to production	(271)	(28,270)
Reserve discovery	982	60,345
July 31, 2018 (Mineral reserve estimate reported in the 2018 year end filing - internally generated estimate)	4,803	522,723
Depletion due to production	(807)	(84,925)
Reserve discovery	591	60,075
December 31, 2019 (Internally generated estimate)	4,587	497,873

Table 1

In our Filing, management erroneously dated our mineral reserve estimate as August 31, 2017 instead of July 31, 2018 (as disclosed under Item 4D). Management is of the opinion that the difference of 5,732 ounces between the mineral reserve estimates dated August 31, 2017 and July 31, 2018 is not material.

Table 1 reconciles to an internally generated mineral reserve estimate as at February 13, 2018, that marked the publication date of the externally verified estimate of the mineral reserves at August 31, 2017. Further Table 1 reconciles the mineral reserve estimate to December 31, 2019, as requested in your letter (internal estimate). In our Filing management did not include an internally generated estimate at December 31, 2019, as a new Technical report (independently verified) was planned to be published during fiscal 2020. It is estimated that the new Technical report will be made public within 45 days of the date of this letter.

On behalf of the Company,

/s/ Mark Learmonth

Mark Learmonth

(Chief Financial Officer -Caledonia Mining Corporation Plc)